Jeffrey A. Chapman  jchapman@velaw.com

Tel 214.220.7797  Fax 214.999.7797

October 16, 2006

Jeffrey Riedler, Esq., Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic Companies Group, Inc.—Preliminary Proxy Statement on Schedule 14A filed September 14, 2006
(the “Preliminary Proxy”), File No. 0-51455

Dear Mr. Riedler:

On behalf of our client Republic Companies Group, Inc. (“Republic”), we are responding to your telephonic comment of October 10, 2006 in which you requested certain information regarding the total voting power, on a non-fully diluted basis, that the executive officers of Republic who have entered into employment agreements with the surviving corporation will hold in the surviving corporation following the consummation of the proposed merger.

As described in the Preliminary Proxy, each officer’s employment agreement contains a provision allowing the officer to receive additional stock options if he exercises his option to reinvest 50% of his after-tax merger consideration (a “rollover option”) in stock of the surviving corporation. Assuming each officer exercises his rollover option in full, the officers, as a group, will own stock, stock options and restricted stock representing in the aggregate approximately 4.61% of the voting equity securities of the surviving company on a fully-diluted basis (calculated without including the stock options and restricted stock in the total number of shares outstanding), and 4.39% on a fully-diluted basis (calculated including the stock options and restricted stock in the total number of shares outstanding). On a non-fully diluted basis (treating all of the stock options and restricted stock of the officers, but not of any other person, as outstanding voting securities), the result, assuming each officer exercises his rollover option in full, will be the same because, as currently contemplated, the officers are the only persons or entities that will receive derivative securities in the surviving corporation.

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Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

October 16, 2006    Page 2

If we may be of further assistance, please do not hesitate to call me at 214.220.7797.

Very truly yours,

/s/ Jeffrey A. Chapman

Jeffrey A. Chapman

cc:	Zafar Hasan, Esq., Securities and Exchange Commission
Martin B. Cummings, Republic Companies Group, Inc.
Michael E. Ditto, Esq., Republic Companies Group, Inc.